As filed with the Securities and Exchange Commission on May 19, 2016
Registration No. 333-159992
Registration No. 811-22309
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No.	30	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	32	☒

(Check appropriate box or boxes)

TRANSPARENT VALUE TRUST

(Exact Name of Registrant as Specified in Charter)

330 MADISON AVENUE, 10TH FLOOR, NEW YORK, NEW YORK 10017
(Address of Principal Executive Offices/Zip Code)

Registrant’s Telephone Number, including area code:
(212) 518-5344

Copies To:
Donald C. Cacciapaglia Transparent Value Trust 330 Madison Avenue, 10th New York, NY 10017	Amy J. Lee Transparent Value Trust 330 Madison Avenue, 10th New York, NY 10017	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006
(Name and address of Agent for Service)
It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY STATEMENT
Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (File No. 333-159992) (the “Registration Statement”) of Transparent Value Trust (the “Registrant”) was filed on April 29, 2016, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 30 to the Registration Statement of the Registrant is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 30 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment relates to all series of the Registrant. This Post-Effective Amendment No. 30 does not modify any other part of the Registration Statement, and is not meant to supplant, supersede or otherwise affect Post-Effective Amendment No. 28 other than to modify Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 30 shall become effective immediately upon filing with the Securities and Exchange Commission. Part A and Part B of Post-Effective Amendment No. 28 are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 28.	Exhibits

(a)(1)
Certificate of Trust dated June 8, 2009 of Transparent Value Trust (the “Trust” or the “Registrant”) is incorporated herein by reference to Exhibit (a)(1) of the Registrant’s Initial Registration Statement on Form N-1A, filed with the SEC on June 15, 2009.

(a)(2)	Registrant’s Amended and Restated Declaration of Trust dated February 24, 2016 is filed herewith.

(b)	Registrant’s Amended and Restated By-Laws dated May 18, 2016 are filed herewith.

(c)	Not applicable.

(d)(1)(a)
Investment Advisory Agreement dated March 15, 2010 between the Registrant and Guggenheim Partners Investment Management, LLC is incorporated herein by reference to Exhibit (d)(1) to Pre-Effective Amendment No. 2 to this Registration Statement, filed with the SEC on March 25, 2010.

(d)(1)(b)
Amendment to Investment Advisory Agreement dated May 9, 2016, to the Investment Advisory Agreement, dated March 15, 2010 between the Registrant and Guggenheim Partners Investment Management, LLC is filed herewith.

(d)(2)(a)
Expense Limitation Agreement dated April 30, 2015, between the Registrant and Guggenheim Partners Investment Management, LLC for the Transparent Value Directional Allocation VI Portfolio is incorporated herein by reference to Exhibit (d)(2)(c) to Post-Effective Amendment No. 24 to this Registration Statement, filed with the SEC on April 28, 2015.

(d)(2)(b)
Amended and Restated Expense Limitation Agreement dated February 25, 2016, between the Registrant and Guggenheim Partners Investment Management, LLC for the Guggenheim RPB Large-Cap Defensive Fund (f/k/a Transparent Value Large-Cap Defensive Fund), Guggenheim RBP Large-Cap Market Fund (f/k/a Transparent Value Large-Cap Market Fund), Guggenheim RBP Large-Cap Value Fund (f/k/a Transparent Value Large-Cap Value Fund), Guggenheim RBP Dividend Fund (f/k/a Transparent Value Dividend Fund), Guggenheim Directional Allocation Fund (f/k/a Transparent Value Directional Allocation Fund) and Transparent Value SMID-Cap Directional Allocation Fund is incorporated herein by reference to Exhibit (d)(2)(b) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(e)(1)
Distribution Agreement dated May 9, 2016 between the Registrant and Guggenheim Funds Distributors, LLC is incorporated herein by reference to Exhibit (e)(3) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(e)(2)	Form of Dealer Agreement for Guggenheim Funds Distributors, LLC as principal underwriter for the Guggenheim family of investment companies is filed herewith.

(f)	Not applicable.

(g)
Mutual Fund Custody and Services Agreement dated March 3, 2010 between the Registrant and The Bank of New York Mellon is incorporated herein by reference to Exhibit (g) to Pre-Effective Amendment No. 2 to this Registration Statement, filed with the SEC on March 25, 2010.

(h)(1)
Fund Accounting and Administration Agreement dated May 9, 2016 between the Registrant and Rydex Fund Services, LLC is incorporated herein by reference to Exhibit (h)(1)(d) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(h)(2)
Transfer Agency Agreement dated May 9, 2016 between the Registrant and Rydex Fund Services, LLC is incorporated herein by reference to Exhibit (h)(2)(c) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(h)(3)
Shareholder Servicing Plan dated December 21, 2009, as amended November 10, 2011, February 29, 2012, January 28, 2013, January 28, 2014, April 28, 2014 and May 19, 2014, is incorporated herein by reference to Exhibit (h)(6) to Post-Effective Amendment No. 19 to this Registration Statement, filed with the SEC on May 19, 2014.

(i)(1)
Opinion and Consent of Counsel, Dechert LLP for all Series of the Registrant except Transparent Value Directional Allocation VI Portfolio, is incorporated herein by reference to Exhibit (i) to Post Effective Amendment No. 26, to this Registration Statement, filed with the SEC on January 28, 2016.

(i)(2)
Opinion and Consent of Counsel, Dechert LLP for Transparent Value Directional Allocation VI Portfolio, is incorporated herein by reference to Exhibit (i) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(j)
Consent of independent registered public accounting firm, KPMG LLP, is incorporated herein by reference to Exhibit (j) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(k)	Not applicable.

(l)	Not applicable.

(m)
Distribution and Shareholder Services Plan dated December 21, 2009, as amended February 29, 2012, January 28, 2013, January 28, 2014, April 28, 2014 and May 19, 2014 is incorporated herein by reference to Exhibit (m) to Post-Effective Amendment No. 19 to this Registration Statement, filed with the SEC on May 19, 2014.

(n)
Rule 18f-3 Multiple Class Plan dated December 21, 2009, as amended February 29, 2012, January 28, 2013, January 28, 2014, April 28, 2014; September 10, 2014 and February 25, 2016 is incorporated herein by reference to Exhibit (n) to Post-Effective Amendment No. 28 to this Registration Statement, filed with the SEC on April 29, 2016.

(o)	Not applicable.

(p)(1)	Registrant’s Code of Ethics is incorporated herein by reference to Exhibit (p)(1) to Post-Effective Amendment No. 4 to this Registration Statement, filed with the SEC on January 27, 2012.

(p)(2)
Code of Ethics of Guggenheim Partners Investment Management, LLC is incorporated herein by reference to Exhibit (p)(2) to Post-Effective Amendment No. 18 to this Registration Statement, filed with the SEC on May 6, 2014.

(q)
Powers of Attorney for Donald C. Cacciapaglia, Roman Friedrich III, Robert B. Karn III, Ronald A. Nyberg, Ronald E. Toupin, Jr., Randall C. Barnes, Maynard F. Oliverius, Donald A. Chubb, Jr. and Jerry B. Farley is incorporated herein by reference to Exhibit (q) to Post-Effective Amendment No. 26 to this Registration Statement, filed with the SEC on January 28, 2016.

Item 29.	Persons Controlled by or under Common Control with the Fund
Not Applicable.

Item 30.	Indemnification
A Trustee, when acting in such capacity, shall not be personally liable to any Person, other than the Trust or a Shareholder to the extent provided in Article VII of the Trust’s Amended and Restated Declaration of Trust, for any act, omission or obligation of the Trust, of such Trustee, or of any other Trustee. A Trustee shall be liable to the Trust and to any Shareholder solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, investment adviser or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee. The Trust shall indemnify each Person who is, or has been, a Trustee, officer, employee or agent of the Trust, any Person who is serving or has served at the Trust’s request as a Trustee, officer, trustee, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise to the extent and in the manner provided in the Trust’s Amended and Restated By-Laws.
All persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the appropriate Series, or, if the Trustees have yet to establish Series, of the Trust for payment under such credit, contract or claim; and neither the Trustees nor the Shareholders, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.
Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or Trustees by any of them in connection with the Trust shall conclusively be deemed to have been executed or done only in or with respect to his or their capacity as Trustee or Trustees, and such Trustee or Trustees shall not be personally liable thereon. At the Trustees’ discretion, any note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers may give notice that the Certificate of Trust is on file in the Office of the Secretary of State of the State of Delaware and that a limitation on the liability of each Series exists and such note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust or by a Trustee or Trustees in such capacity and not individually or by an officer or officers in such capacity and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust or a Series thereof, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officers or Shareholders individually.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business and other Connections of the Investment Adviser
Guggenheim Partners Investment Management, LLC, (the “Adviser”) serves as the investment adviser for each series of the Trust. The Adviser is primarily engaged in the provision of investment advisory and management services to registered investment companies and private accounts. The directors and officers of the Adviser consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of the Adviser is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-66786) pursuant to the Investment Advisers Act of 1940, as amended.

Item 32.	Principal Underwriters
(a) Guggenheim Funds Distributors, LLC serves as the principal underwriter for the Registrant, Guggenheim Funds Trust, Guggenheim Strategy Funds Trust, Guggenheim Variable Funds Trust, Rydex Series Funds, Rydex ETF Trust, Rydex Variable Trust, Rydex Dynamic Funds, Claymore Exchange-Traded Fund Trust and Claymore Exchange Traded Fund Trust 2.
(b) The following information is furnished with respect to the directors and officers of Guggenheim Funds Distributors, LLC:

(1) Name and Principal Business Address	(2) Position and Offices with Underwriter	(3) Position and Offices with Registrant
Donald Cacciapaglia 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Executive Officer and President	Chief Executive Officer, President and Trustee

Dominick Colgiandro 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Operating Officer	None

Dennis R. Metzger 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Chief Compliance Officer	None

Kevin M. McGovern 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President	None

Julie Jacques One Security Benefit Place Topeka, KS 66636	Chief Financial Officer and Treasurer	None

Amy J. Lee 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President and Secretary	Chief Legal Officer and Vice President

Elisabeth A. Miller 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Vice President	Chief Compliance Officer

Douglas Mangini 805 King Farm Blvd., Suite 600 Rockville, MD 20850	Senior Vice President	None

William Belden 227 West Monroe Street Chicago, IL 60606	Vice President	Vice President
(c) Not applicable.
Item 33.     Location of Accounts and Records:
State the name and address of each person maintaining principal possession of each account, book or other document required to be maintained by section 31(a) of the 1940 Act Section 15 U.S.C. 80a-30(a) and the rules under that section.

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained at the following offices:

(a)	Registrant:
c/o Guggenheim Partners Investment Management, LLC
100 Wilshire Boulevard, 5th Floor
Santa Monica, CA 90401

(b)	Adviser:
Guggenheim Partners Investment Management, LLC
100 Wilshire Boulevard, 5th Floor
Santa Monica, CA 90401

(c)	Principal Underwriter:
Guggenheim Funds Distributors, LLC
805 King Farm Boulevard, Suite 600
Rockville, MD 20850

(d)	Custodian:
The Bank of New York Mellon
One Wall Street
New York, New York 10286

Item 34.	Management Services
Not Applicable.

Item 35.	Undertakings
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 19th day of May, 2016.

Transparent Value Trust

*Donald C. Cacciapaglia
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacity and on the date indicated.

Signature	Title	Date

*	Member of the Board of Trustees	May 19, 2016
Roman Friedrich III

*	Member of the Board of Trustees	May 19, 2016
Robert B. Karn III

*	Member of the Board of Trustees	May 19, 2016
Ronald A. Nyberg

*	Member of the Board of Trustees	May 19, 2016
Ronald E. Toupin, Jr.

*	Member of the Board of Trustees	May 19, 2016
Randall C. Barnes

*	Member of the Board of Trustees	May 19, 2016
Maynard F. Oliverius

*	Member of the Board of Trustees	May 19, 2016
Donald A. Chubb, Jr.

*	Member of the Board of Trustees	May 19, 2016
Jerry B. Farley

/s/ Keith D. Kemp	Treasurer	May 19, 2016
Keith D. Kemp

* Donald C. Cacciapaglia	President and Chief Executive Officer	May 19, 2016

*	Attorney-in-Fact pursuant to powers of attorney filed as Exhibit (q) to Post-Effective Amendment No. 26 to this Registration Statement filed with the SEC on January 28, 2016.

EXHIBIT INDEX

Exhibit Number	Exhibit

(a)(2)	Registrant’s Amended and Restated Declaration of Trust dated February 24, 2016

(b)	Registrant’s Amended and Restated By-Laws dated May 18, 2016

(d)(1)(b)	Amendment to Investment Advisory Agreement dated May 9, 2016, to the Investment Advisory Agreement, dated March 15, 2010 between the Registrant and Guggenheim Partners Investment Management, LLC

(e)(2)	Form of Dealer Agreement for Guggenheim Funds Distributors, LLC as principal underwriter for the Guggenheim family of investment companies